Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-214500) and related Prospectus of Tetraphase Pharmaceuticals, Inc. for the registration of debt securities, common stock, preferred stock, and warrants and to the incorporation by reference therein of our reports dated February 25, 2016, with respect to the consolidated financial statements of Tetraphase Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Tetraphase Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

November 28, 2016